

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 25, 2016

<u>Via E-mail</u>
Albert So
Chief Financial Officer
Bonso Electronics International, Inc.
Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong

> **Re: Bonso Electronics International, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2016**
> **Filed August 15, 2016**
> **File No. 000-17601**

Dear Mr. So:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended March 31, 2016</u>

<u>Item 15. Controls and Procedures, page 69</u>

1.   We note the disclosure that your management concluded that there were certain material weaknesses in your internal control over financial reporting as of March 31, 2016. Please amend the filing to provide management's conclusion on the effectiveness of your internal control over financial reporting as required by Item 15(b)(3) of Form 20-F. Further, as required by Item 15(a) of Form 20-F, disclose management's conclusion on the effectiveness of your disclosure controls and procedures as of March 31, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery